

October 24, 2011

<u>Via E-mail</u>
Chen Guijun
Chief Financial Officer
GC China Turbine Corporation
Guoce Sci & Tech. Industrial Park, 1Guoce Rd
Miaoshan Economic Development Zone
Jiangxia District, Wuhan, 430223
People's Republic of China

c/o Mark C. Lee, Esquire, Greenberg Traurig LLP

> **Re:** **GC China Turbine Corp**
> **Item 4.01 Form 8-K dated September 21, 2011**
> **Filed September 27, 2011**
> **Item 4.01 Form 8-K/A dated September 21, 2011**
> **Filed October 6, 2011**
> **Item 4.01 Form 8-K/A dated September 21, 2011**
> **Filed October 19, 2011**
> **File No. 001-33442**

Dear Chen Guijun:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jeffrey Jaramillo

                                        Jeffrey Jaramillo
                                        Accounting Branch Chief